UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49362

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILINGFOR THE PERIOD BEGINNING 04/01/2024 (MM/DD/YY) AND ENDING 03/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SPENCER CLARKE LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use aP.O. box no.)

1801 N.E. 123rd Street, Suite 314
(No. and Street)

North Miami	Florida	33181
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Reid Drescher	(212) 446-6111	rdrescher@spencerclarke.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company, PA
(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave, Suite 130	Maitland	Florida	32751
(Address)	(City)	(State)	(Zip Code)

07/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of Florida
County of Miami-Dade

OATH OR AFFIRMATION

I, Reid Dresner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Spencer Clarke LLC, as of 3/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________

Title: President/CEO

Notary Public

Sworn to (or affirmed) and subscribed before me by means of ☐ Physical Presence – OR – ☐ Online Notarization, this 20 day of May, 2025 by Reid Dresner.
(Date) (Month) (Year) (Name of Affiant)

____
(Signature of Notary Public - State of Florida)

Jalmar Vega
(Name of Notary Public)

JALMAR VEGA
Notary Public - State of Florida
Commission# HH 183062
My Comm. Expires Oct 7, 2025

Personally Known ______ OR Produced Identification ✓
Type of Identification Produced Florida Drivers License

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SPENCER CLARKE LLC

(A wholly owned subsidiary of Spencer Clarke Management LLC)
(SEC I.D. No. 8-49362)

Report Pursuant to Rule 17a-5 of
The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

For the Fiscal Year Ended March 31, 2025

(Including Report of Independent Registered Public Accounting Firm)

These financial statements and schedule(s) should be deemed confidential pursuant to Subparagraph (e)(3) of SEC Rule 17a-5

Table of Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Spencer Clarke LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Spencer Clarke LLC as of March 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Spencer Clarke LLC as of March 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Spencer Clarke LLC's management. Our responsibility is to express an opinion on Spencer Clarke LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Spencer Clarke LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Spencer Clarke LLC's financial statements. The supplemental information is the responsibility of Spencer Clarke LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Spencer Clarke LLC's auditor since 2016.

Maitland, Florida

June 3, 2025

SPENCER CLARKE LLC
Statement of Financial Condition
March 31, 2025

ASSETS		
Cash	$	219,536
Accounts receivable		183,720
Prepaid deposits and expenses		11,190
TOTAL ASSETS	$	414,446
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Commissions payable		185,343
Accounts payable, accrued expenses and other liabilities		9,484
TOTAL LIABILITIES	$	194,827
MEMBER'S EQUITY		219,619
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	414,446

The accompanying notes are an integral part of these financial statements.

SPENCER CLARKE LLC
Statement of Operations
For the fiscal year ended March 31, 2025

REVENUE	
Investment banking and advisory revenue	$ 686,339
Retainer fees	575,000
Other revenue	167,420
Total revenue	1,428,759
EXPENSES	
Compensation	893,057
Professional service fees	42,824
Regulatory fees	15,236
Occupancy and equipment	13,032
Communications, data, and technology	5,631
Other expenses	1,728
Total expenses	971,508
NET INCOME	$ 457,251

The accompanying notes are an integral part of these financial statements.

SPENCER CLARKE LLC
Statement of Changes in Member's Equity
For the fiscal year ended March 31, 2025

BALANCE AT MARCH 31, 2024	$	112,368
Distributions of capital		(350,000)
Net income		457,251
BALANCE AT MARCH 31, 2025	$	219,619

SPENCER CLARKE LLC
Statement of Cash Flows
For the fiscal year ended March 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	457,251
Adjustments to reconcile net income to net cash provided by operating activities		
Accounts receivable		(131,720)
Commissions payable		171,343
Prepaid expenses and deposits		446
Accounts payable, accrued expenses and other liabilities		3,228
Net cash provided by operating activities		500,548
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions of capital		(350,000)
Net cash used in financing activities		(350,000)
NET INCREASE IN CASH		150,548
CASH AT BEGINNING OF YEAR		68,989
CASH BALANCE AT END OF YEAR	$	219,536
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

SPENCER CLARKE LLC
Notes to the Financial Statements
For the fiscal year ended March 31, 2025

1. **Organization and Nature of Business**

   Spencer Clarke LLC (The "Company'), a Limited Liability Company, is a Company registered with the Securities and Exchange Commission and is both a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is wholly owned by Spencer Clarke Management LLC ("SCM"). The Company earns consulting and advisory fees from providing investment banking services. These fees are earned through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies, all within a single line of business.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of March 31, 2025 and is not necessarily indicative of the results for any future period.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company maintains its cash in bank deposit accounts, which may, at times, exceed federally insured limits. These accounts are monitored regularly, and the Company does not expect to incur any losses. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. Cash is securely held in an account at a depository bank, insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of March 31, 2025, the Company's cash deposits remained within the FDIC-insured limit, reducing credit risk associated with its cash holdings and the Company had no cash equivalents.

   Leases

   The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the March 31, 2025 financial statements.

SPENCER CLARKE LLC
Notes to the Financial Statements
For the fiscal year ended March 31, 2025

2. **Significant Accounting and Reporting Policies, continued**

Fair Value Measurement

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace).

The Company's financial assets and liabilities are presented in the Statement of Financial Condition at carrying amounts that closely reflect their fair values due to their short-term nature.

Equipment

Equipment is recorded at cost less accumulated depreciation and amortization. Additions, improvements, renewals and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. Any gain or loss on such transactions is charged to operations. The provision for depreciation and amortization is computed on the straight-line method over the estimated useful life of each depreciable asset. At March 31, 2025, the net book value of property and equipment was $0.

Accounts Receivable

The Company may occasionally have accounts receivable associated with agreements executed with independent external parties. Under certain circumstances, discernment is crucial in establishing the suitable timing and measurement of progress for revenue recognition within a particular contract. Consequently, the Company conducts regular assessments of its customers' financial conditions and monitors the delinquency status of accounts receivable to assess the risk of non-payment.

To address potential collectability issues, anticipated losses resulting from customers who may default on their payment obligations is recorded in allowance for doubtful accounts. If, after reasonable efforts, amounts remain uncollected, the Company writes off these receivables, recording bad debt expense. The allowance and write-offs are reviewed periodically and adjusted as necessary based on updated information about the collectability of accounts.

Credit Losses

The Company follows ASC Topic 326, Financial Instruments -- Credit Losses (ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss (CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). At March 31, 2025, the Company had $183,720 accounts receivable from executed contracts and this balance is included in the Statement of Financial Condition. Management has concluded that the amounts are fully collectible and therefore no allowance for credit loss is required.

SPENCER CLARKE LLC
Notes to the Financial Statements
For the fiscal year ended March 31, 2025

2. **Significant Accounting and Reporting Policies, continued**

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no provision for federal or state income taxes has been included in the accompanying financial statements.

The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in the current period. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return.

Management has concluded that there are no tax obligations stemming from unacknowledged tax benefits associated with uncertain income tax positions taken or anticipated For the fiscal year ended March 31, 2025. Any tax returns for the years ended March 31, 2021 and thereafter remain open and are therefore subject to audit by the taxing authorities. No income tax returns are currently under examination.

Revenue Recognition

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Companies progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Retainer Fees

In certain engagements, the Company assesses non-refundable retainer fees. These fees may be up-front payments made solely for the client's engagement or fees related to a defined period, ranging from a single payment to recurring payments over the contract's duration. The length of these periods varies depending on the engagement. Retainer fees are apportioned over the period covered by the retainer and are considered earned when performance obligations are satisfied. The Company evaluates its non-refundable retainer fees to ensure they relate to the transfer of a good or service as a distinct performance obligation in exchange for the retainer.

Advisory Revenue

The Company earns consulting and advisory fees by providing investment banking services. These services include participating in private placement offerings and offering merger and acquisition, financial advisory, and general corporate consulting services to companies. The Company may receive fees for successful closings of merger and acquisition transactions or similar deals. The fee amount is stipulated in the engagement contract with the client and is typically calculated as a percentage of the transaction amount or as a fixed fee.

SPENCER CLARKE LLC
Notes to the Financial Statements
For the fiscal year ended March 31, 2025

2. **Significant Accounting and Reporting Policies, continued**

Advisory fees are recognized at the point in time when performance under the arrangement is completed, which is the closing date of the transaction.

Other Revenue

The Company earns other revenue primarily through activation fees, introducing agent fees, and consulting services related to investment banking services. Activation fees are typically charged in connection with the onboarding of new clients or accounts, while introducing agent fees are earned for referring clients to third-party service providers. Consulting services may include operational, strategic, or regulatory advisory support. Revenue is recognized at the point in time when the related services are rendered and the performance obligations are satisfied. Fees are generally fixed and stipulated in the applicable service agreements.

Retainers and other fees received from customers before the revenue is earned are recorded as contract liabilities (deferred revenue) on the Statement of Financial Condition. The Company had no deferred revenue balance at March 31, 2025.

Recent Adoption of New Accounting Standards

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, which enhances segment reporting requirements for public entities, including broker-dealers, to improve financial disclosure transparency for investors and stakeholders. The update is effective for fiscal years beginning after December 15, 2024. After reviewing the ASU 2023-07 disclosure requirements, Company management determined that the Company operates with a single reportable segment. For further discussion, see Note 9 to the financial statements.

3. **Revenue**

Revenue is generated mainly from fees earned for providing strategic guidance, financial analysis, and transaction support to clients engaged in mergers, acquisitions, and other corporate transactions. Revenue consisted of the following for the fiscal year ended March 31, 2025:

Revenue		
Investment Banking Revenue	$	686,339
Retainer Fees		575,000
Other Revenue		
Introducing Agent Fees		103,920
Activation Fees		32,500
Consulting Services		20,000
Other Miscellaneous Revenue		11,000
Total Other Revenue		167,420
Total Revenue	$	1,428,759

SPENCER CLARKE LLC
Notes to the Financial Statements
For the fiscal year ended March 31, 2025

4. **Prepaid Deposits and Expenses**

Prepaid deposits and expenses signify advance payments made for forthcoming goods, services, or rights. The Company follows a systematic approach to recognize and allocate these expenses over the periods when the related benefits are utilized. As of March 31, 2025, the Company's prepaid deposits and expenses amounted to $11,190 and this figure is disclosed in the Statement of Financial Condition.

5. **Accounts Receivable**

As of March 31, 2025, the Company reported $183,720 in accounts receivable arising from executed contracts with customers, as disclosed in the Statement of Financial Condition. Based on the nature and terms of these contracts, their relatively short duration, and the creditworthiness of the customers, the Company considers these receivables to be fully collectible.

6. **Occupancy**

As of March 31, 2025, the Company's current lease had a remaining term of one month, with an option to renew for additional periods at the Company's discretion. Because the exercise of the renewal option is not reasonably certain and the lease term is less than 12 months, it qualifies as a short-term lease and is not recognized on the Statement of Financial Condition. Lease expense is included in occupancy and equipment on the Statement of Operations, with total lease expense of $13,032 recorded for the year ended March 31, 2025. The remaining lease payment under the current term, which ends on April 30, 2025, is $1,089.

7. **Equipment, net**

Property and equipment is fully depreciated and consist of the following at March 31, 2025:

Furniture and Equipment, net		
Furniture and equipment	$	143,701
Less: accumulated depreciation		(143,701)
Total furniture and equipment, net	$	-

Depreciation expense was $0 for the fiscal year ended March 31, 2025.

8. **Net Capital and Reserve Requirements**

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The ration of aggregate indebtedness to net capital cannot exceed 1500%. Additionally, the Rule prohibits the Company from engaging in securities transactions if its net capital falls below $5,000, and restricts the withdrawal of equity capital or the payment of cash dividends if the aggregate indebtedness exceeds 1,000% of net capital.

At March 31, 2025, the Company had net capital of $166,238 which was $12,988 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 117.20%.

SPENCER CLARKE LLC
Notes to the Financial Statements
For the fiscal year ended March 31, 2025

8. Net Capital and Reserve Requirements, continued

<u>Reserve Requirements</u>

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending March 31, 2025, without exception.

9. Segment Reporting

The Company operates as a securities broker-dealer in a single line of business, offering a range of services within the securities brokerage sector. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. As a result, no disaggregated segment information is presented.

10. Commitments and Contingencies

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of March 31, 2025, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 6 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at March 31, 2025 or during the year then ended.

11. Risk Factors

Credit risk associated with outstanding receivables with customers constitutes the potential hazard of nonpayment by the counterparty. In the realm of financial transactions, the company is exposed to the risk that its counterparties may fail to fulfill their payment obligations. To proactively manage this risk, the Company maintains regular communications with its customers to assess their financial stability and monitors the status of outstanding receivables to evaluate the risk of non-payment.

12. Subordinated Liabilities

As of March 31, 2025, the Company did not have any liabilities subordinate to the claims of general creditors at the start, end, or throughout the period.

SPENCER CLARKE LLC
Notes to the Financial Statements
For the fiscal year ended March 31, 2025

13. Subsequent Events

In April 2025, the Company disbursed $100,000 in earned profits to its Parent. Apart from this transaction, management has evaluated all events or transactions that occurred after March 31, 2025, through the date of the issued financial statements and found no further material subsequent events necessitating adjusting or disclosure in the March 31, 2025 financial statements.

<u>Supplementary Information</u>

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

For the fiscal year ended March 31, 2025

SPENCER CLARKE LLC

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

For the fiscal year ended March 31, 2025

<u>Computation of Net Capital</u>

Member's Equity	$	219,619
Non-Allowable Assets		(53,381)
Haircuts on Securities Positions		
Securities Haircuts		-
Undue Concentration Charges		-
Net Allowable Capital	$	166,238

<u>Computation of Net Capital Requirement</u>

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	12,988
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer		5,000
Net Capital Requirement		12,988
Excess Net Capital	$	153,250

<u>Computation of Aggregate Indebtedness</u>

Total Aggregate Indebtedness	$	194,827
Percentage of Aggregate Indebtedness to Net Capital		117.20%

<u>Computation of Reconciliation of Net Capital</u>

There were no material differences reported as Net Capital in the audited computation of Net Capital as of March 31, 2025 and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report and required under Rule 15c3-1 and filed on April 15, 2025.

SPENCER CLARKE LLC

Schedule II - Computation for Determination of Reserve Requirements for Brokers and Dealers under the Securities and Exchange Commission Rule 15c3-3

For the fiscal year ended March 31, 2025

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending March 31, 2025, without exception.

SPENCER CLARKE LLC

Schedule III - Information Relating to the Possession or Control Requirements for Brokers and Dealers under the Securities and Exchange Commission 15c3-3

For the fiscal year ended March 31, 2025

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending March 31, 2025, without exception.

SPENCER CLARKE LLC

Supplementary Customer Protection Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

For the fiscal year ended March 31, 2025

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Spencer Clarke LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Spencer Clarke LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities, corporate finance services including mergers and acquisitions, recapitalizations, valuations, fairness opinions and business and strategic advice. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Spencer Clarke LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Spencer Clarke LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

June 3, 2025

Spencer Clarke LLC

Investment Banking
MEMBER FINRA • SIPC
1801 N.E. 123RD St. Suite 314
North Miami, Florida 33181
(P) 305-600-3268 • (F) 212-446-6191
www.spencerclarke.com

Exemption Report
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
For the fiscal year ended March 31, 2025

Re: 17 C.F.R. § 240.15c3-3(k)

Spencer Clarke LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

    (1) private placement of securities, (2) corporate finance services including mergers and acquisitions, (3) recapitalizations, (4) valuations, (5) fairness opinions, and (6) business and strategic advice.

The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Spencer Clarke LLC

I, *Reid Drescher*, do hereby affirm that to my best knowledge and belief this Exemption Report is true and correct.

Reid Drescher
President | CEO

Date: 5/20/2025

SPENCER CLARKE LLC

<u>Supplementary Auditor's Agreed Upon Procedures Report</u>

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

For the fiscal year ended March 31, 2025

hab and Company, P.A.

	Certified Public Accountants	
100 E. Sybelia Ave. Suite 130	Email: pam@ohabco.com	Telephone 407-740-7311
Maitland, FL 32751		Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Spencer Clarke LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2025. Management of Spencer Clarke LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2025 Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2025 Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company

Maitland, Florida

June 3, 2025

SIPC Reconciliation Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the fiscal year ended March 31, 2025

SIPC Reconciliation

Total Revenue	$	1,428,759
Deductions		(1,000)
SIPC net operating revenues	$	1,427,759
Amount due per general assessment @ 0.0015		2,141
Overpayment applied		-
Balance due after applied overpayment	$	2,141

Form	Assessment	Date Paid	Payment	Paid To
SIPC-6	$ 991	10/14/24	ACH	SIPC
SIPC-7	$ 1,150	04/30/25	ACH	SIPC
Total amount paid	$ 2,141			
Reconciled Difference Overpayment (Underpayment)	$ -			

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.